UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

———————

FORM 8-K

———————

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **February 2, 2006**



Cross Country Healthcare, Inc.

(Exact name of registrant as specified in its charter)

———————

Delaware	**0-33169**	**13-4066229**
(State or Other Jurisdiction	(Commission	(I.R.S. Employer
of Incorporation)	File Number)	Identification No.)

6551 Park of Commerce Blvd., N.W., Boca Raton, FL 33487
(Address of Principal Executive Office) (Zip Code)

(561) 998-2232
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition

(a) On, February 3, 2006, Cross Country Healthcare, Inc. ("the Company") issued a press release announcing that it is scheduled to make a presentation. A copy of the press release is filed as Exhibits 99.1 to this Current Report on Form 8-K. Separately, on February 13, 2006, the Company issued a press release announcing results for the quarter and year ended December 31, 2005, a copy of which is attached as Exhibit 99.2 to this Current Report on Form 8-K. This information is being furnished under Item 2.02 and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of such section.

Item 7.01   Regulation FD Disclosure.

Incorporated by reference is a press release issued by the Company on February 3, 2006, that is attached hereto as Exhibit 99.1. This information is being furnished under Item 7.01 and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of such section.

Item 9.01   Financial Statements and Exhibits

(c) Exhibits

Exhibit	Description
99.1	Press Release issued by the Company on February 3, 2006
99.2	Press Release issued by the Company on February 13, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CROSS COUNTRY HEALTHCARE, INC.

By: EMIL HENSEL
_____

Emil Hensel
Chief Financial Officer

Dated: February 14, 2006

3

LINKS

Exhibit 99.1



NEWS
FOR IMMEDIATE RELEASE

CROSS COUNTRY HEALTHCARE TO PRESENT AT
UBS GLOBAL HEALTHCARE SERVICES CONFERENCE

BOCA RATON, Fla. – February 3, 2006 – Cross Country Healthcare, Inc. (Nasdaq: CCRN) announced today that it is scheduled to make a presentation on Wednesday, February 15, 2006, at 8:30 a.m. Eastern Time at the 2006 UBS Global Healthcare Services Conference being held at the Grand Hyatt New York in New York City.

Cross Country's presentation will be webcast and accessible to the public online via the Company's web site at www.corporate-ir.net/ireye/ir_site.zhtml?ticker=ccrn&script=2100%20. Through this link, visitors will be able to access the Company's presentation made by Joseph A. Boshart, President and Chief Executive Officer of Cross Country Healthcare, Inc., who will provide an overview of Cross Country's business and prospects. Replays will be available shortly after the presentation until March 15, 2006 at the same website address.

Cross Country Healthcare, Inc. is a leading provider of healthcare staffing services in the United States. The Company has a national client base of over 3,000 hospitals, pharmaceutical companies and other healthcare providers. Copies of this and other news releases as well as additional information about Cross Country can be obtained online at www.crosscountry.com. Shareholders and prospective investors can also register at the corporate Web site to automatically receive the Company's press releases by e-mail.

The Company's presentation contains forward-looking statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates", "suggests" and similar expressions are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. These factors include: our ability to attract and retain qualified nurses and other healthcare personnel, costs and availability of short-term leases for our travel nurses, demand for the healthcare services we provide, both nationally and in the regions in which we operate, the functioning of our information systems, the effect of existing or future government regulation and federal and state legislative and enforcement initiatives on our business, our clients' ability to pay us for our services, our ability to successfully implement our acquisition and development strategies, the effect of liabilities and other claims asserted against us, the effect of competition in the markets we serve, our ability to successfully defend the Company's, its subsidiaries, and its officers and directors on the merits of any lawsuit or determine its potential liability, if any, and other factors set forth under the caption "Risk Factors" in the Company's Prospectus Supplement filed pursuant to Rule 424(b)(2) on April 15, 2005.

# # #

For further information, please contact:
Howard A. Goldman
Director/Investor & Corporate Relations
Phone: 877-686-9779
Email: hgoldman@crosscountry.com

6551 Park of Commerce Blvd., Boca Raton, FL 33487
Tel: (800) 347-2264   Fax: (561) 998-8533   www.crosscountry.com

Exhibit 99.2



NEWS

FOR IMMEDIATE RELEASE

CROSS COUNTRY HEALTHCARE REPORTS
FOURTH QUARTER AND YEAR END 2005 RESULTS

BOCA RATON, Fla. – February 13, 2006 – Cross Country Healthcare, Inc. (Nasdaq: CCRN) today reported revenue of $163.7 million for the fourth quarter ended December 31, 2005, and income from continuing operations of $4.9 million, or $0.15 per diluted share, which included a non-operating after-tax charge of $0.03 per diluted share for the early extinguishment of debt related to the replacement of the Company's prior credit facility during the quarter. Net income for the fourth quarter of 2005 was $4.9 million, or $0.15 per diluted share. For the fourth quarter of 2004, the Company had revenue of $159.5 million, income from continuing operations of $5.8 million, or $0.18 per diluted share, which included certain tax adjustments that equated to a benefit of approximately $0.02 per diluted share, and net income of $5.6 million, or $0.17 per diluted share. Cash flow from operations for the fourth quarter of 2005 was $9.9 million.

For the year ended December 31, 2005, Cross Country Healthcare reported revenue of $645.4 million, income from continuing operations of $15.3 million, or $0.47 per diluted share, and net income of $14.8 million, or $0.45 per diluted share. This compares to revenue of $654.1 million, income from continuing operations of $20.6 million, or $0.63 per diluted share, and net income of $20.7 million, or $0.63 per diluted share, in the prior year. Cash flow from operations for 2005 was $30.8 million.

"Our fourth quarter results are encouraging and reflect generally improving conditions in the travel nurse staffing market. We continue to believe that the primary catalyst behind the improving business environment is an increase in the turnover of nursing positions. Our enthusiasm is somewhat tempered, however, by what appears to be a continuation of generally flat admission patterns at acute care hospitals, which is the principal market that we serve," said Joseph A. Boshart, President and Chief Executive Officer of Cross Country Healthcare, Inc.

"During the fourth quarter, our bill rates, as measured by revenue per hour in our travel nurse staffing business, increased 4% year over year. Our gross margin as a percent of revenue was up 80 basis points reflecting higher bill rates and substantially stable pay rates as well as a moderately higher mix of healthcare staffing revenue during the quarter. Demand in our travel nurse staffing business, as measured by the average monthly number of open orders from our hospital customers, remains well above year ago levels," added Mr. Boshart.

Healthcare Staffing

For the fourth quarter of 2005, the healthcare staffing business segment (travel and per diem nurse, allied health and clinical trials staffing) generated revenue of $152.5 million as compared with revenue of $148.1 million in the same quarter of the prior year. Segment revenue increased 3% from the year ago quarter and slightly from the third quarter of 2005, due primarily to higher bill rates in the travel staffing business that were partially offset by a decline in revenue from clinical trials staffing resulting in large part from the unexpected halt of a client's Phase III clinical trial. Segment staffing volumes during the fourth quarter were down fractionally year over year and on a sequential basis. Excluding the clinical trials and per diem staffing businesses, travel nurse staffing volumes increased 2% year over year and 1% sequentially from the third quarter of 2005.

Contribution income (defined as income from continuing operations before interest, income taxes, depreciation and amortization and corporate expenses not specifically identified to a reporting segment), increased 8% in the fourth quarter of 2005 to $16.8 million from $15.5 million in the same quarter of 2004, reflecting the expansion of the bill-pay spread in the core nurse staffing business that was partially offset by higher overhead spending.

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6551 Park of Commerce Blvd., Boca Raton, FL 33487
Tel: (800) 347-2264   Fax: (561) 998-8533   www.crosscountry.com

For the year ended December 31, 2005, segment revenue decreased 2% on a year over year basis to $599.3 million from $612.1 million in the same period a year ago, and contribution income declined 10% to $55.3 million from $61.4 million in the prior year period.

Other Human Capital Management Services

For the fourth quarter of 2005, the other human capital management services business segment (education and training and retained search business) generated revenue of $11.2 million, a 2% decrease from revenue of $11.4 million in the same quarter of the prior year. This was primarily due to a decline in revenue from the retained search business that was partially offset by higher revenue in the education and training business. Contribution income in the fourth quarter of 2005 declined 26% to $1.8 million from the same quarter a year ago, reflecting the decline in segment revenue and a shift in the mix of business toward the education and training business, which generates a lower operating profit margin than the retained search business.

For the year ended December 31, 2005, revenue for the other human capital management services segment increased 10% on a year over year basis to $46.0 million from revenue of $42.0 million in 2004, while contribution income increased 14% to $8.1 million from $7.1 million in the prior year period.

Debt Repayment

During the fourth quarter of 2005, the Company entered into a new Senior Secured Revolving Credit Facility consisting of a 5-year $75 million revolving credit instrument, which is expandable up to an additional $50 million in borrowings under certain circumstances. This new credit facility was used to refinance all of the Company's indebtedness under its prior term loan credit facility and is expected to be used for general corporate purposes including working capital, capital expenditures and permitted acquisitions and investments, as well as to pay fees and expenses related to the new credit facility.

As a result, during the fourth quarter of 2005, Cross Country Healthcare fully paid its term loan indebtedness and also further reduced its borrowings under the new revolving credit facility whereby the Company's total debt declined by approximately $5.8 million from the end of the prior quarter. At December 31, 2005, the Company had approximately $25.4 million of total debt on its balance sheet, which represented a 7% debt to total capitalization ratio.

Stock Repurchase Program Update

The Company repurchased 110,100 shares of its common stock during the fourth quarter of 2005 at an average cost of $17.73 per share. The Company can purchase up to an additional 233,772 shares at an aggregate cost not to exceed approximately $6.5 million under this previously authorized stock repurchase program. Under this program, the shares may be purchased from time-to-time in the open market and may be discontinued at any time at the Company's discretion. At December 31, 2005, the Company had approximately 32.1 million shares outstanding.

Guidance for First Quarter of 2006

The following statements are based on current management expectations. Such statements are forward-looking and actual results may differ materially. These statements do not include the potential impact of any future mergers, acquisitions or other business combinations, repurchases of the Company's common stock, or pending legal matters.

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Based on the present industry dynamics and seasonal factors, Cross Country Healthcare expects revenue in the first quarter of 2006 to be in the $157 million to $160 million range and EPS per diluted share to be in the range of $0.12 to $0.14. Historically, the Company's gross profit margin in its core travel nurse staffing business typically declines sequentially in the first quarter due to the reset of payroll taxes, as well as two less days than in the fourth quarter, which also impacts the Company's ability to leverage housing expenses.

Quarterly Conference Call

Cross Country Healthcare will hold a conference call on Tuesday, February 14th at 10:00 a.m. Eastern Time to discuss its fourth quarter and year end 2005 financial results. This call will be webcast live by Thomson Financial/CCBN and may be accessed at the Company's web site at www.crosscountry.com or by dialing 888-323-9686 from anywhere in the U.S. or by dialing 210-839-8502 from non-U.S. locations – Passcode: Cross Country. A replay of the webcast will be available through February 28th. A replay of the conference call will be available by telephone from approximately 12:00 p.m. Eastern Time on February 14th through February 28th by calling 800-994-1518 from anywhere in the U.S. or by calling 203-369-3416 from non-U.S. locations.

About Cross Country Healthcare

Cross Country Healthcare, Inc. is a leading provider of healthcare staffing services in the United States. The Company has a national client base of approximately 3,000 hospitals, pharmaceutical companies and other healthcare providers. Copies of this and other news releases as well as additional information about Cross Country Healthcare can be obtained online at www.crosscountry.com. Shareholders and prospective investors can also register at the corporate web site to automatically receive the Company's press releases, SEC filings and other notices by e-mail.

This release contains forward-looking statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates", "suggests" and similar expressions are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. These factors include: our ability to attract and retain qualified nurses and other healthcare personnel, costs and availability of short-term leases for our travel nurses, demand for the healthcare services we provide, both nationally and in the regions in which we operate, the functioning of our information systems, the effect of existing or future government regulation and federal and state legislative and enforcement initiatives on our business, our clients' ability to pay us for our services, our ability to successfully implement our acquisition and development strategies, the effect of liabilities and other claims asserted against us, the effect of competition in the markets we serve, our ability to successfully defend the Company, its subsidiaries, and its officers and directors on the merits of any lawsuit or determine its potential liability, if any, and other factors set forth under the caption "Risk Factors" in the Company's Prospectus Supplement filed pursuant to Rule 424(b)(2) on April 15, 2005. Although we believe that these statements are based upon reasonable assumptions, we cannot guarantee future results. Given these uncertainties, the forward-looking statements discussed in this press release might not occur. While it is the Company's intention to update its guidance quarterly, it should not be assumed that its silence over time means that actual events are occurring as expressed or implied in such forward-looking statements.

# # #

For further information, please contact:
Howard A. Goldman
Director/Investor & Corporate Relations
Phone: 877-686-9779
Email: hgoldman@crosscountry.com

Cross Country Healthcare, Inc.
Condensed Consolidated Statements of Income (a)
(Unaudited, amounts in thousands, except per share data)

	Three Months Ended December 31,		% Change	Twelve Months Ended December 31,		% Change
	2005	2004		2005	2004	
Revenue from services	$ 163,720	$ 159,487	3%	$ 645,393	$ 654,111	(1%)
Operating expenses:						
Direct operating expenses	125,205	123,291	2%	503,103	509,571	(1%)
Selling, general and administrative expenses	26,026	25,144	4%	104,798	99,535	5%
Bad debt expense	594	(136)	(537%)	1,177	957	23%
Depreciation	1,608	1,273	26%	5,159	5,140	0%
Amortization	356	356	0%	1,424	1,580	(10%)
Total operating expenses	153,789	149,928	3%	615,661	616,783	(0%)
Income from operations	9,931	9,559	4%	29,732	37,328	(20%)
Other expenses:						
Interest expense, net	636	1,117	(43%)	3,458	4,789	(28%)
Loss on early extinguishment of debt (b)	1,359	—	ND	1,359	—	ND
Income from continuing operations before income taxes	7,936	8,442	(6%)	24,915	32,539	(23%)
Income tax expense	3,004	2,659	13%	9,575	11,936	(20%)
Income from continuing operations (b)	4,932	5,783	(15%)	15,340	20,603	(26%)
Discontinued operations, net of income taxes	(47)	(212)	(78%)	(588)	56	(1150%)
Net income	$ 4,885	$ 5,571	(12%)	$ 14,752	$ 20,659	(29%)
Net income/(loss) per common share - basic:						
Income from continuing operations (b)	$ 0.15	$ 0.18		$ 0.48	$ 0.65	
Discontinued operations, net of income taxes	(0.00)	(0.01)		(0.02)	0.00	
Net income per common share - basic	$ 0.15	$ 0.17		$ 0.46	$ 0.65	
Net income/(loss) per common share - diluted:						
Income from continuing operations (b)	$ 0.15	$ 0.18		$ 0.47	$ 0.63	
Discontinued operations, net of income taxes	(0.00)	(0.01)		(0.02)	0.00	
Net income per common share - diluted	$ 0.15	$ 0.17		$ 0.45	$ 0.63	
Weighted average common shares outstanding - basic	32,165	32,109		32,229	31,993	
Weighted average common shares outstanding - diluted	32,697	32,651		32,774	32,578	

(a) The prior period has been reclassified to conform to the 2005 presentation.

(b) Includes the write-off of loan fees associated with the repayment of the Company's credit facility (loss on early extinguishment of debt) in the fourth quarter of 2005. The after-tax impact on diluted earnings per share from continuing operations is $(.03) per share for the three and twelve months ended December 31, 2005.

Cross Country Healthcare, Inc.
Condensed Consolidated Balance Sheets
(Unaudited, amounts in thousands)

	December 31,	
	2005	**2004**
Assets		
Current assets:		
Cash and cash equivalents	$ —	$ —
Accounts receivable, net	107,788	95,439
Income taxes receivable	2,752	3,100
Deferred income taxes	7,642	4,949
Other current assets	22,571	13,199
Total current assets	140,753	116,687
Property and equipment, net	16,477	11,840
Goodwill, net	302,854	302,854
Trademarks, net	15,499	15,499
Other identifiable intangible assets, net	5,390	6,814
Other assets, net	689	2,301
Total assets	$ 481,662	$ 455,995
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 12,082	$ 5,993
Accrued employee compensation and benefits	47,940	32,031
Current portion of long-term debt and note payable	5,483	2,408
Other current liabilities	4,378	4,326
Total current liabilities	69,883	44,758
Deferred income taxes	32,546	24,996
Long-term debt	19,947	39,867
Total liabilities	122,376	109,621
Commitments and contingencies		
Stockholders' equity:		
Common stock	3	3
Additional paid-in capital	255,340	257,180
Retained earnings	103,943	89,191
Total stockholders' equity	359,286	346,374
Total liabilities and stockholders' equity	$ 481,662	$ 455,995

Cross Country Healthcare, Inc.
Segment Data (a) (b)
(Unaudited, amounts in thousands)

	Q1-05	Q2-05	Q3-05	Q4-05	FY 2005
Revenue from services:					
Healthcare staffing (c)	$ 147,555	$ 147,897	$ 151,414	$ 152,480	$ 599,346
Other human capital management services	11,250	11,828	11,729	11,240	46,047
	$ 158,805	$ 159,725	$ 163,143	$ 163,720	$ 645,393
Contribution income (d):					
Healthcare staffing	$ 13,009	$ 9,531	$ 15,960	$ 16,779	$ 55,279
Other human capital management services	2,049	2,112	2,197	1,758	8,116
	15,058	11,643	18,157	18,537	63,395
Unallocated corporate overhead	6,404	6,956	7,078	6,642	27,080
Depreciation	1,130	1,215	1,206	1,608	5,159
Amortization	356	356	356	356	1,424
Interest expense, net	917	952	953	636	3,458
Loss on early extinguishment of debt	-	-	-	1,359	1,359
Income from continuing operations before income taxes	$ 6,251	$ 2,164	$ 8,564	$ 7,936	$ 24,915

	Q1-04	Q2-04	Q3-04	Q4-04	FY 2004
Revenue from services:					
Healthcare staffing	$ 159,130	$ 153,187	$ 151,684	$ 148,075	$ 612,076
Other human capital management services	9,737	10,608	10,278	11,412	42,035
	$ 168,867	$ 163,795	$ 161,962	$ 159,487	$ 654,111
Contribution income (d):					
Healthcare staffing	$ 15,572	$ 15,015	$ 15,326	$ 15,484	$ 61,397
Other human capital management services	1,408	1,928	1,372	2,382	7,090
	16,980	16,943	16,698	17,866	68,487
Unallocated corporate overhead	5,799	6,125	5,837	6,678	24,439
Depreciation	1,556	1,318	993	1,273	5,140
Amortization	512	356	356	356	1,580
Interest expense, net	1,406	1,157	1,109	1,117	4,789
Income from continuing operations before income taxes	$ 7,707	$ 7,987	$ 8,403	$ 8,442	$ 32,539

Cross Country Healthcare, Inc.
Financial Statistics
(Unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2005	**2004**	**2005**	**2004**
Net cash provided by operating activities (in thousands)	$ 9,924	$ 6,284	$ 30,790	$ 43,268
FTEs (e)	5,551	5,561	5,573	5,756
Weeks worked (f)	72,163	72,293	289,796	299,312
Average healthcare staffing revenue per FTE per week (g)	2,113	2,048	2,068	2,045

(a) Segment data provided is in accordance with FASB Statement 131.

(b) The prior period has been reclassified to conform to the 2005 presentation.

(c) Certain 2005 quarterly amounts have been reclassified to conform to 2005 fourth quarter presentation.

(d) Defined as income from continuing operations before interest, income taxes, depreciation, amortization and corporate expenses not specifically identified to a reporting segment. Contribution income is a financial measure used by management when assessing segment performance.

(e) FTEs represent the average number of contract staffing personnel on a full-time equivalent basis.

(f) Weeks worked is calculated by multiplying the FTEs by the number of weeks during the respective period.

(g) Average healthcare staffing revenue per FTE per week is calculated by dividing the healthcare staffing revenue by the number of weeks worked in the respective periods. Healthcare staffing revenue includes revenue from permanent placement of nurses.